FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 4, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Report on Shares Acquired From Sistema Finance

September 04, 2018

Moscow, Russian Federation — MTS PJSC (“MTS” — NYSE: MBT; MOEX: MTSS), the leading Russian telecommunications operator and digital service provider, announces that Bastion LLC, the Company’s wholly-owned subsidiary, purchased 4, 738, 524 shares of common stock from Sistema Finance S.A. (“Sistema Finance”), a Luxembourg-based subsidiary of the Company’s majority shareholder Sistema PJSFC. The shares represent 0.2371% of share capital issued by MTS. The amount of the transaction totaled RUB 1,212.4 mln.

Bastion LLC acquired the shares of common stock from Sistema Finance under a sale and purchase agreement concluded prior to the launch of MTS’s Repurchase Plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. The agreement stipulates that Bastion LLC acquire a number of shares from Sistema Finance proportional to the number of MTS shares of common stock (including shares of common stock represented by ADSs) Bastion LLC acquires under the Repurchase Plan, such that Sistema’s (together with its affiliated entities) aggregate percentage ownership and voting power in the Company remained substantially equal to its ownership as at the date of the commencement of the Repurchase Plan on July 2, 2018.

Under Russian legislation, MTS is required to disclose any shares acquired by the Company or any of its subsidiaries. MTS will fully disclose the aggregate number of shares acquired during the period, what this represents in MTS’ share capital, as well as price paid, during its next quarterly disclosure.

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For further information, please contact in Moscow:
Investor Relations Department
MTS PJSC
Tel: +7 495 223 2025
E-mail: ir@mts.ru
Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: September 4, 2018